Exhibit 11

Exhibit VIII — Minutes of the Meetings of Vale S.A.’s Executive Board and Board of

Directors dated as of 5/11/2017

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF EXECUTIVE OFFICERS OF VALE S.A.

On May 11st, 2017, at 09:30 am, met, at Rua Almirante Guilhem 378, 6th floor, Leblon, Rio de Janeiro, RJ, Messrs. Murilo Pinto de Oliveira Ferreira, Chief Executive Officer; Roger Allan Downey, Executive Officer of Fertilizers, Coal and Strategy; Humberto Ramos de Freitas, Executive Officer of Logistics and Mineral Research, by conference call; Clovis Torres, Executive Officer of Human Resources, Health and Safety, Sustainability, Energy, Mergers and Acquisitions, and General Counsel; Luciano Siani Pires, Executive Officer of Financial and Investor Relations, in person; Gerd Peter Poppinga, Executive Officer of Ferrous Metals; and Jennifer Maki, Executive Officer of Base Metals, by videoconference. Arthur Xavier Ferreira, Vale’s General Secretary, acted as Secretary for the meeting.

AGENDA: Appreciation of the proposal sent to Vale by Valepar S.A. (“Valepar”), the Company’s controlling shareholder, at the request of the shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR, as Valepar shareholders, and in accordance with Section 18.1 of Valepar’s Shareholders’ Agreement in effect, through correspondence dated May 11, 2017 (Exhibit 1), which involves restructuring the Company’s corporate governance, with the purpose of turning Vale into a company without defined control and enable its listing on the “Novo Mercado” special segment of the BM&FBOVESPA stock exchange (“Proposal”), comprising the approval of the following matters, without prejudice to others that may become necessary for faithful compliance with current law: (i) the voluntary conversion of Vale’s class “A” preferred shares into common shares, at the ratio of 0.9342 common shares per Vale class “A” preferred share, which was set based on the closing price of Vale’s common and preferred shares calculated based on the average of the last 30 trading sessions of the BM&FBOVESPA prior to and including February 17, 2017, weighted by the volume of shares traded in such trading sessions (“Voluntary Conversion”), provided that at least 54.09% of class “A” preferred shares must adhere to the Voluntary Conversion within 45 (forty-five) days of the corresponding shareholders’ meeting resolution on the subject (“Minimum Adherence”); (ii) amendment of Vale’s by-laws, including to adapt them, as much as possible, to the rules of the “Novo

1

Mercado” until Vale can effectively be listed on such segment (“Amendment to the By-Laws”); and (iii) merger of Valepar into Vale with a replacement ratio that contemplates an increase in the number of shares held by Valepar shareholders by 10% (ten percent) with respect to the current shareholding position of Valepar in Vale, and represents a dilution of approximately 3% (three percent) of the equity interest of the other Vale shareholders in its capital stock (“Valepar Merger” and, together with the Voluntary Participation and Amendment to the By-Laws, the “Transaction”). If the Minimum Adherence is obtained in the Voluntary Conversion, at least 82.82% of the Company’s capital stock will become represented by common shares.

Vale’s Executive Board, after careful analysis of the Proposal sent by Valepar and the relevant documentation, and considering that:

(a)         In its understanding, the Transaction may lead the Company to adopt higher standards of corporate governance, which may generate benefits both for the Company and its shareholders, as follows: (i) the adoption of better corporate governance practices stimulates alignment of interests among the various shareholders groups and among shareholders and administrators of the Company and strengthens the role of its Board of Directors; (ii) possible increased liquidity of shares held by the Company’s shareholders, which could have the same rights and benefits as shares with a single type and class (except for the Golden Shares held by the Brazilian Government which shall continue to have certain veto rights), if there is conversion of all the class “A” preferred shares into common shares; (iii) possible increased access to capital markets, to the extent that adopting better corporate governance practices and unifying the types and classes of shares, if implemented, will allow Vale to meet the pre-requisites for the special listing segments with the highest level of corporate governance in the Brazilian capital markets, such as the “Novo Mercado”; (iv) reduce the shareholding percentage of the current controlling block of the total common shares issued by the Company; and (v) establish the existence of a minimum number of independent members of the Board of Directors (20% of the total members), as required under the “Novo Mercado” rules.

(b)         The Amendment to the By-Laws, by adapting the Company’s By-Laws, as much as possible, to the requirements of the “Novo Mercado,” the highest standard in corporate governance in the Brazilian capital markets, will ensure important rights to Vale’s shareholders, such as compliance with the “Novo Mercado” requirements regarding the composition of the Board of Directors by independent members, the equal treatment assured to shareholders of common shares in any tender offer (oferta pública de aquisição de ações — “OPA”) for sale of control, the holding of a mandatory OPA in the event a shareholder or investor consolidates equity greater than or equal to 25% (twenty-five percent) of the Company’s total common shares or capital stock, and conflicts being resolved through an arbitration proceeding to be instated before the Market Arbitration Chamber (“CAM”).

(c)          The fact that the Proposal sent by Valepar establishes the commitment of Valepar’s shareholders’ to make Valepar not exercise its voting rights in resolutions on the Voluntary Conversion and the Valepar Merger allows Vale’s other shareholders to freely decide from their own evaluations and without any interference from the controlling shareholders to accept or not the terms of the Valepar Merger and the Voluntary Conversion and, consequently, to decide regarding the equality of the exchange ratios proposed for the Valepar Merger and the Voluntary Conversion.

Voted to approve the submission of the Proposal sent by Valepar to the Board of Directors for its evaluation and subsequent submission to vote by the shareholders, as set forth below, in a Shareholders’ Meeting.

Vale’s Executive Board also approved sending the Proposal sent by Valepar to the Board of Directors for its evaluation and subsequent submission to vote by the shareholders in a Shareholders’ Meeting:

1.              The draft of the Instrument of Filing and Justification of Merger of Valepar into Vale, as set forth in articles 224, 225, 227 and 264 of Law 6,404/1976, containing the terms and conditions with respect to such merger (Exhibit 2);

2.              Ratify the hiring of KPMG Auditores Independentes (“KPMG”), as the specialized independent company to proceed to the assessment and prepare, based on the elements in Vale and Valepar’s audited financial statements for 12/31/2016, the appraisal report of Vale’s shareholders’ equity for its respective accounting equity value (“Appraisal Report of Valepar’s Shareholders’ Equity”);

3.              Ratify the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PWC”), as the specialized independent company to prepare economic and financial appraisal reports of Valepar and Vale, by the discounted cash flow method, according to the provisions set forth in article 264 of the Brazilian Law of Corporations combined with article 8, item II, of CVM Instruction 565/2015 (“Market Price Reports”);

4.              The Appraisal Report of Valepar’s Shareholders’ Equity  and Market Price Reports, which were already prepared by KPMG and PWC (Exhibit 3), respectively, strictly in accordance with the required accounting standards and corporate law currently in effect; considering that, in accordance with Appraisal Report of Valepar’s Shareholders’ Equity, Valepar’s accounting equity value, to be merged into Vale, is R$47,443,028,101.16 (forty-seven billion, four hundred and forty- three million, twenty-eight thousand, one hundred and one reais and sixteen cents), which results in, excluding Vale’s shares currently held by Valepar and which will be canceled as a result of the Valepar Merger, net assets to merged into Vale of R$4,560,806,475.00 (four billion, five hundred and sixty million, eight hundred and six thousand, four hundred and seventy-five reais), of which R$3,072,668,796.21 (three billion, seventy two million, six hundred and sixty-eight thousand, seven hundred and ninety-six reais and twenty-one cents) corresponds to the goodwill balance recorded in Valepar’s financial statements, and R$1,488,137,678.79 (one billion, four hundred and eighty-eight million, one hundred and thirty-seven thousand, six hundred and seventy-eight reais and seventy-nine cents) corresponds to other net assets to be allocated to capital reserve; and

5.              As a result of the above, advise that a Shareholders’ Meeting be called to vote on the Transaction, related acts and documents listed above, with the following clarifications: (a) the listing on the “Novo Mercado” will only occur when there are no more outstanding class “A” preferred shares and it will be subject to other formalities, such as approval by the BM&FBOVESPA; (b) as a proposal for voluntary conversion, there is no guarantee that it will be implemented; (c) the Proposal sent by Valepar only predicts, if it is implemented, that current controlling shareholders will hold, at that time, less than 50% (fifty percent) of the total common shares issued by the Company, provided that at least 54.09% (fifty-four point zero nine percent) of class “A” preferred shares adhere to the Voluntary Conversion (“Minimum Adherence”); (d) a new Valepar’s Shareholders’ Agreement became effective on May 10, 2017, which establishes that, if the Proposal is approved and the Voluntary Conversion reaches the Minimum Adherence, a new Vale shareholders’ agreement should be signed, and any future amendments on the draft of the new Vale shareholders’ agreement or such agreements are not controlled by the Company.

I hereby attest that the deliberation above was excerpted from the minutes taken from the Registry of the Minutes of the Executive Board Meetings of the Company.

Rio de Janeiro, May 11st, 2017.

Arthur Xavier Ferreira

Secretary

Exhibit VIII — Minutes of the Meetings of Vale S.A.’s Executive Board and Board of Directors dated as of 5/11/2017

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On May 11st, 2017, at 4:00 pm, met, extraordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Dan Conrado, Marcel Juviniano Barros, Eduardo Refinetti Guardia (by conference call), Denise Pauli Pavarina (by conference call), Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo, and the alternate Mr. Yoshitomo Nishimitsu, and also Mr. Clovis Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “APPROVAL OF PIVOT PROJECT BY VALE — The Board of Directors appreciated the proposal sent to Vale by Valepar S.A. (“Valepar”), the Company’s controlling shareholder, at the request of the shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR, as Valepar shareholders, and in accordance with Section 18.1 of Valepar’s Shareholders’ Agreement in effect, through correspondence dated May 11, 2017 (Exhibit I), which involves restructuring the Company’s corporate governance, with the purpose of turning Vale into a company without defined control and enable its listing on the “Novo Mercado” special segment of the BM&FBOVESPA (“Proposal”), comprising the approval of the following matters, without prejudice to others that may become necessary for faithful compliance with current law: (a) the voluntary conversion of Vale’s class “A” preferred shares into common shares, at the ratio of 0.9342 common shares per Vale class “A” preferred share, which was set based on the closing price of Vale’s common and preferred shares calculated based on the average of the last thirty (30) trading sessions of the BM&FBOVESPA prior to and including February 17, 2017, weighted by the volume of shares traded in such trading sessions (“Voluntary Conversion”), provided that at least 54.09% of class “A” preferred shares must adhere to the Voluntary Conversion within forty-five (45) days of the corresponding shareholders’ meeting resolution on the subject (“Minimum Adherence”);

(b) amendment of Vale’s by-laws, including to adapt them, as much as possible, to the rules of the “Novo Mercado” until Vale can effectively be listed on such special segment (“Amendment to the By-Laws”); and (c) merger of Valepar into Vale with a replacement ratio that contemplates an increase in the number of shares held by Valepar shareholders by ten percent (10%) with respect to the current shareholding position of Valepar in Vale, and represents a dilution of approximately three percent (3%) of the equity interest of the other Vale shareholders in its capital stock (“Valepar Merger” and, together with the Voluntary Participation and Amendment to the By-Laws, the “Transaction”). If the Minimum Adherence is obtained in the Voluntary Conversion, at least 82.82% of the Company’s capital stock will become represented by common shares. After presentation (…), the Board of Director approved, with a favorable report of the Fiscal Council, as reported by the effective member Mr. Marcus Vinicius Dias Severini, under the provisions of Article 163, §3, of Law No. 6404/76, and in the presence of Mrs. Bernardo Moreira and Thiago Nunes, representatives of KPMG Auditores Independentes, and Ronaldo Valino, Renato Pereira and Daniel Aranha, representatives of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., (i) the Proposal, ad referendum by Extraordinary Shareholders Meeting to be called to appreciate the Transaction; (ii) the Instrument of Filing and Justification of Merger of Valepar into Vale, to be executed by and between the management of Vale and Valepar, as set forth in articles 224, 225, 227 and 264 of Law 6,404/1976, containing the terms and conditions with respect to Valepar Merger (“Instrument of Filing and Justification of Merger”), as well as all its attachments (Exhibit II); (iii) ratify the appointment and hiring of KPMG Auditores Independentes (“KPMG”), as the specialized independent company to proceed to the assessment and prepare, based on the elements in Vale and Valepar’s audited financial statements for 12/31/2016, the appraisal report of Vale’s shareholders’ equity for its respective accounting equity value (“Appraisal Report of Valepar’s Shareholders’ Equity”); (iv) ratify the appointment and hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PWC”), as the

specialized independent company to prepare economic and financial appraisal reports of Valepar and Vale, by the discounted cash flow method, according to the provisions set forth in article 264 of the Brazilian Law of Corporations combined with article 8, item II, of CVM Instruction 565/2015 (“Market Price Reports”); (v) the Appraisal Report of Valepar’s Shareholders’ Equity and Market Price Reports, which were already prepared by KPMG and PWC, respectively, (Exhibit III)  strictly in accordance with the required accounting standards and corporate law currently in effect, which are part of the Instrument of Filing and Justification of Merger, considering that the accounting equity value of Valepar, to be merged into Vale, corresponding to R$47,443,028,101.16, which results in, excluding Vale’s shares currently held by Valepar and which will be canceled as a result of the Valepar Merger, net assets to merged into Vale of R$4,560,806,475.00, of which R$3,072,668,796.21 corresponds to the goodwill balance recorded in Valepar’s financial statements, and R$1,488,137,678.79 corresponds to other net assets to be allocated to capital reserve; (vi) authorize the Company’s Board of Executive Officers to perform all actions as may be necessary to effect the Transaction, including but not limited to, execute the Instrument of Filing and Justification of Merger and release to the market the Relevant Fact required by of CVM Instructions 565/2015 and 358/2002, as well as the information required by CVM Instruction 481/2009.”

I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, 11st May, 2017.

Clovis Torres

Secretary